SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated October 22, 2018.

TRANSLATION

Buenos Aires, October 22, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Appointment of Alternate Market Relations Officer

Dear Sirs:

We are hereby addressing you in compliance with the requirements of Article 23, Chapter VI of the ByMA Regulations.

In this regard, we inform that the Board of Directors of the Company, at its meeting held on October 22, 2018, and pursuant to Article 99 Subsection (a) of the Capital Markets Law, appointed Mr. Germán Fernández Lahore as alternate Market Relations Officer.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 24, 2018	By:	/s/ Diego Celaá

	Name:	Diego Celaá
	Title:	Market Relations Officer